Christopher J. Zimmerman, Esq.

czimmerman@stradley.com

(202) 419-8402

June 27, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dominic Minore, Esq.

Re:	NexPoint Healthcare Opportunities Fund
Post-Effective Amendment No. 2 to the Registration Statement on Form N-2
File Nos. 333-209932 and 811-23144

Dear Mr. Minore:

On behalf of NexPoint Healthcare Opportunities Fund (the “Trust”), we hereby respectfully request that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) afford the Post-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-2 (File Nos. 333-209932 and 811-23144), filed with the Commission on June 22, 2018 (the “Post-Effective Amendment”) in accordance with Rule 486(a) under the Securities Act of 1933, as amended, a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984) (“33-6510”). We believe that the Post-Effective Amendment is an ideal candidate for selective review pursuant to the guidance set forth in 33-6510. In accordance with 33-6510, we hereby request selective review of the Post-Effective Amendment limited to those disclosure items that have changed since the filing of Pre-Effective Amendment No. 3 to the Trust’s Registration Statement on Form N-2 filed on May 8, 2018, and declared effective on May 10, 2018. The Post-Effective Amendment is being filed to add an additional share class to the Trust (“Class H”). Pursuant to the requirements of 33-6510, the Trust will file a copy of this letter.

We would appreciate if you would kindly contact myself, Christopher J. Zimmerman, of Stradley, Ronon, Stevens and Young, LLP, at (202) 419-8402 with any questions regarding this filing.

Sincerely,

/s/ Christopher J. Zimmerman
Christopher J. Zimmerman, Esq.